UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 20, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release announcing the Company’s Reduction in Force.	3

Signatures		4

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Item 1. Press Release announcing the Company’s Reduction in Force.

FOR IMMEDIATE RELEASE

Stratus Technologies Announces a Workforce Reduction

LUXEMBOURG, January 19, 2004 – Stratus Technologies International, S.à r.l. announced today that it will reduce its current worldwide workforce of 903 people by approximately 20 percent. The company’s management estimates the downsizing will result in savings of approximately $15 million in fiscal year 2006, beginning February 28, 2005. This reduction will also make financial resources available for strategic business investment, and will better align operational costs and expenses with business growth.

The workforce reduction begins today and will be carried out over a period of approximately two months. The action will result in a charge against earnings of approximately $11 million in the fourth quarter of fiscal year 2005, ending February 27, 2005.

“While difficult to make, we believe this decision is necessary for us to successfully execute our business plans, strengthen our ability to compete in our chosen markets, and attain our financial and strategic goals,” said David Laurello, president and CEO of Stratus Technologies. “Reducing costs, while ensuring our ability to invest in key strategic initiatives, is consistent with prudent management. Further, our commitment to serving customers with superior products and services remains undiminished. We believe the restructuring will improve our financial standing and solidly position the company for increased growth and profitability in the future.”

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. For more information, visit www.stratus.com.

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Forward-Looking Statements. This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the continued acceptance of our products by the market; our ability to enter into new service agreements and to retain customers under existing service contracts; our ability to source quality components and key technologies without interruption and at acceptable prices; our reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; our financial condition and liquidity and our leverage and debt service obligations; economic conditions globally and in our most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that we infringe upon their intellectual property rights; our success in adequately protecting our intellectual property rights; our success in maintaining efficient manufacturing and logistics operations; our ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in exchange rates; current risks of terrorist activity and acts of war; and the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to further update such forward-looking statements.

© 2004 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: January 20, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

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